EXHIBIT 12

COMPUTATION OF RATIOS
(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2012	2011	2010	2009	2008

(Loss) income from continuing operations before income taxes and
income from partially owned entities	$(6,395)	$484,198	$630,843	$(7,166)	$136,618
Fixed charges	541,607	556,037	569,963	645,098	683,333
Income distributions from partially owned entities	226,172	93,635	61,037	30,473	44,690
Capitalized interest	(16,801)	(1,197)	(864)	(17,256)	(63,063)
Preferred unit distributions	(9,936)	(16,853)	(18,192)	(19,658)	(19,743)

Earnings - Numerator	$734,647	$1,115,820	$1,242,787	$631,491	$781,835

Interest and debt expense	$500,361	$526,175	$539,370	$597,105	$591,419
Capitalized interest	16,801	1,197	864	17,256	63,063
1/3 of rental expense – interest factor	14,509	11,812	11,537	11,079	9,108
Preferred unit distributions	9,936	16,853	18,192	19,658	19,743
Fixed charges - Denominator	541,607	556,037	569,963	645,098	683,333
Preferred share dividends	76,937	65,531	55,534	57,076	57,091
Combined fixed charges and preference dividends - Denominator	$618,544	$621,568	$625,497	$702,174	$740,424

Ratio of earnings to fixed charges	1.36	2.01	2.18	0.98	1.14

Ratio of earnings to combined fixed charges and preference dividends	1.19	1.80	1.99	0.90	1.06

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and (v) preferred unit distributions of the Operating Partnership. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.